Pricing Supplement No. 5           Filing under Rule 424(b)(3) with respect to
Dated November 4, 1998                    Registration Statement No. 333-00745
CUSIP 37033LFB7

(To Prospectus dated February 23, 1996 and
 Prospectus Supplement dated February 28, 1996)



                                  $500,000,000

                               GENERAL MILLS, INC.

                           MEDIUM-TERM NOTES, SERIES E


                      Principal amount:    $30,000,000
                         Interest Rate:    3 month libor minus 20 basis points,
                                           reset and paid quarterly on an
                                           actual/360 day basis.
                       Stated Maturity:    November 4, 2078, subject to early
                                           repayment at the option of the
                                           holder, early redemption by the
                                           Company, and the right of the
                                           Company to accelerate maturity under
                                           certain events.  See "Additional
                                           Terms - Repayment at the Option of
                                           the Holder," "Additional Terms -
                                           Redemption by the Company," and
                                           "Additional Terms - Shortened
                                           Maturity due to a Tax Event,"
                    Specified Currency:    U.S. Dollars
     Applicable Exchange Rate (if any):    N/A
       Issue price (as a percentage of
                     principal amount):    100%
        Selling Agent's Commission (%):    1%
                           Agent's Fee:    $300,000
           Purchasing Agent's discount
                     or commission (%):    N/A
           Net proceeds to the Company:    $29,700,000
 Settlement date (original issue date):    November 4, 1998
 Redeemable by the Company on or after:    See "Additional Terms - Redemption
                                           by the Company"
        Repayable at the Option of the
                    Holder on or after:    See "Additional Terms - Repayment at
                                           the Option of the Holder"
                      Additional Items:    See "Additional Terms - Shortened
                                           Maturity due to a Tax Event"

     "N/A" as used herein means "Not Applicable." "A/S" as used herein means "as stated in the Prospectus Supplement referred to above."

     As of the date of this Pricing Supplement, the aggregate initial public offering price (or its equivalent in other currencies) of the Debt Securities (as defined in the Prospectus) which have been sold (including the Notes to which this Pricing Supplement relates) is $320,475,000.

                                ADDITIONAL TERMS

     The Notes are described in the Prospectus and the Prospectus Supplement for the Medium-Term Notes, Series E referred to above. Please see the Prospectus and the Prospectus Supplement for a detailed summary of additional provisions of the Notes. The description of the particular terms of the Notes set forth in this Pricing Supplement supplements, and if it is inconsistent replaces, the description of the terms and provisions of the "Debt Securities" in the Prospectus and the "Notes" in the Prospectus Supplement. Capitalized terms used but undefined in this Pricing Supplement shall have the meanings given such terms in such Prospectus and Prospectus Supplement.

Repayment at the Option of the Holder:

     If the Notes have not been redeemed by the Company, the each Holder has the right to require the Company to repurchase any or all of the Notes of such Holder on the following dates at a purchase price equal to the product of the principal amount of the Notes multiplied by the Repayment Price plus accrued but unpaid interest to but excluding the Repayment Date:

     Repayment Date           Repayment Price

     November 4, 2008         99.00%
     November 4, 2011         99.25%
     November 4, 2014         99.50%
     November 4, 2017         99.75%
     November 4, 2020         100.00%

and on every third anniversary of November 4, 2020 at 100%.

     For the Notes to be repaid the Company must receive at the applicable address of the Paying Agent on or between the 30th and 60th days preceding the Repayment Date, (i) the Note, with the "Option to Elect Repayment" form properly completed, or (ii) a telegram, facsimile transmission, or letter from a member of a national securities exchange or the National Association of Securities Dealers, Inc. or a commercial bank or trust company in the United States of America setting forth (a) the name, address and telephone number of the Holder of the Note, (b) the principal amount of the Note and the amount of the Note to be repaid, (c) a statement that the option to elect repayment is being exercised thereby, and (d) a guarantee stating that the Note to be repaid with the form entitled "Option to Elect Repayment" on the addendum to the Note duly completed will be received by the Company not later than 5 Business Days after the date of such telegram, facsimile transmission or letter (and such Note and form duly completed are received by the Company by such fifth Business Day).

Redemption by the Company:

     If the Notes have not been repaid at the option of the Holder, then the Company has the right to redeem the Notes in whole but not in part, on any Interest Payment Date between the following dates at the redemption price equal to the product of the principal amount of the Note multiplied by the Redemption Price plus accrued but unpaid interest to but excluding the Redemption Date:


     Redemption Date                            Redemption Price

     November 4, 2028 - August 4, 2031          105.0%
     November 4, 2031 - August 4, 2034          103.5%
     November 4, 2034 - August 4, 2037          102.0%
     November 4, 2037 - August 4, 2038          100.5%

and on November 4, 2038 and any Interest Payment Date thereafter at 100% of the principal amount.

Shortened Maturity Due to a Tax Event:

     The Company intends to deduct interest paid on the Notes for United States federal income tax purposes. However, there have been proposed tax law changes over the past two years that, among other things, would have prohibited an issuer from deducting interest payments on debt instruments with a maturity of more than 40 years. While none of these proposals have become law, there can be no assurance that similar legislation affecting the Company's ability to deduct interest paid on the Notes will not be enacted in the future or that any such legislation would not have a retroactive effective date. As a result, there can be no assurance that a Tax Event (as defined below) will not occur.

     Upon the occurrence of a Tax Event, the Company will have the right, without the consent of the Holders of the Notes, to shorten the maturity of the Notes to the minimum extent required, in the opinion of a nationally recognized independent tax counsel, chosen by the Company, such that, after the shortening of the maturity, interest paid on the Notes will be deductible for United States federal income tax purposes, or if such counsel is unable to opine definitely as to such a minimum period, the minimum extent so required in good faith by the Treasurer or other senior financial officer of the Company, after receipt of an opinion of such a counsel regarding the applicable legal standards. There can be no assurances that the Company will not exercise its right to shorten the maturity of the Notes upon the occurrence of such Tax Event or as to the period by which such maturity would be shortened. In the event that the Company elects to shorten the maturity of the Notes on the occurrence of a Tax Event, the Company will mail a notice of the shortened maturity to each Holder of the Notes by first-class mail not more than 60 days after the occurrences of such Tax Event, stating the new maturity of the Notes. Such notice shall be effective immediately upon mailing.

     "Tax Event" means that the Company received an opinion of a nationally recognized independent tax counsel, chosen by the Company, to the effect that, as a result of (a) any amendment to, clarification of, or change (including any announced prospective amendment, clarification or change) in any law, or regulation thereunder, of the United States, (b) any judicial decision, official administrative announcement, including any notice or announcement of intent to adopt or promulgate any ruling, regulatory procedure or regulation (any of the foregoing, an "Administrative or Judicial Action"), or (c) any amendment to, clarification of, or change in the official position or the interpretation of such laws, regulations or Administrative or Judicial Actions that differs from the previously generally accepted position, in each case, on or after the date of issuance of the Notes, there is a more than insubstantial risk that interest paid by the Company on the Notes is not, or will not be, deductible, in whole or in part, by the Company for purposes of United States federal income tax.

     Salomon Smith Barney has purchased the Notes as principal in this transaction for resale to one or more investors or other purchasers at varying prices related to prevailing market conditions at the time or times of resale as determined by Salomon Smith Barney.


                              SALOMON SMITH BARNEY

                            -----------------------

                                 NORTH CAROLINA

     The Commissioner of Insurance of the State of North Carolina has not approved or disapproved this offering nor has the Commissioner passed upon the accuracy or adequacy of this Prospectus.